Exhibit 99.1

NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE
HELD ON JUNE 8, 2023

To the shareholders of PainReform Ltd.:

Notice is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of PainReform Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel on June 8, 2023 at 15:00 p.m. (Israel Time).

The agenda of the Meeting will be as follows:

1.
To approve the re-election of Prof. Eli Hazum, Dr. Ehud Geller and Efi Cohen-Arazi, to the board of directors of the Company (the “Board of Directors”), each until the next annual general meeting of shareholders (a separate vote for each director will be taken).

2.	To approve a grant of options to Prof. Eli Hazum, Dr. Ehud Geller and Efi Cohen-Arazi, all of which are members of the Board of Directors.

3.	To ratify and approve certain adjustments of the compensation terms of Ilan Hadar, the Chief Executive Officer of the Company.

4.
To increase the Company’s authorized share capital by 23,333,333 shares, such that following the increase, the authorized share capital shall equal NIS 1,500,000 divided into 50,000,000 ordinary shares, par value NIS 0.03 each, and to amend the Company’s Articles of Association accordingly.

5.
To approve a reverse split of the Company ordinary shares, NIS 0.03 nominal par value each, at a ratio of 1 share for 10 shares, so that each ten (10) ordinary shares of the Company, nominal value NIS 0.03 each shall be recapitalized into one (1) ordinary share of the Company, nominal value NIS 0.3 each, and to amend our Articles of Association accordingly.

6.
To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

7.	To review and discuss our financial statements for the year ended December 31, 2022, and to transact such other business as may properly come before the meeting.

Only shareholders at the close of business on May 15, 2023 shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors /s/ Ilan Hadar Ilan Hadar, Chief Executive Officer May 4, 2023

65 Yigal Alon St. Tel Aviv, 6744431, Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE
HELD ON DECEMBER 29, 2022

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.03 per share, in connection with Annual General Meeting of Shareholders, to be held on June 8, 2023 at 15:00 p.m. Israel time at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “PainReform”, “we”, “us”, “our” and the “Company” to refer to PainReform Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the annual meeting will be as follows:

1.	To re-elect Prof. Eli Hazum to the board of directors of the Company (the “Board of Directors”), for a term expiring at our next annual general meeting of shareholders.

2.	To re-elect Dr. Ehud Geller to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

3.	To re-elect Efi Cohen-Arazi to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

4.	To approve a grant of options to Prof. Eli Hazum, a member of the Board of Directors, subject to the approval of Proposal No. 1.

5.	To approve a grant of options to Dr. Ehud Geller, a member of the Board of Directors, subject to the approval of Proposal No. 2.

6.	To approve a grant of options to Efi Cohen-Arazi, a member of the Board of Directors, subject to the approval of Proposal No. 3.

7.	To ratify and approve certain adjustments of the compensation terms of Ilan Hadar, the Chief Executive Officer (“CEO”) of the Company.

8.
To increase the Company’s authorized share capital by 23,333,333 shares, such that following the increase, the authorized share capital shall equal NIS 1,500,000 divided into 50,000,000 ordinary shares, par value NIS 0.03 each, and to amend the Company’s articles of association accordingly.

9.
To approve a reverse split of the Company ordinary shares, NIS 0.03 nominal par value each, at a ratio of 1 share for 10 shares, so that each ten (10) ordinary shares of the Company, nominal value NIS 0.03 each shall be recapitalized into one (1) ordinary share of the Company, nominal value NIS 0.3 each, and to amend our Articles of Association accordingly.

10.
To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

11.	To review and discuss our financial statements for the year ended December 31, 2022, and to transact such other business as may properly come before the meeting.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only the holders of record of ordinary shares (“Ordinary Shares”) of the Company as at the close of business on May 15, 2023, (the “Record Date”) shall be entitled to receive notice of and attend the Meeting and any adjournment thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on May 15, 2023, or which appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present at the adjourned meeting within half hour from the time designated for its start, the meeting shall take place with any number of participants. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.   This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposals

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on April 28, 2023, 10,721,131 Ordinary Shares were issued and outstanding.

Proposals 1, 2, 3, 4, 5, 6, 8, 9, and 10 to be presented at the annual meeting require the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

The approval of Proposal 7 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Israeli Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 50% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than PainReform, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

In the proxy card and voting instruction card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to the proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to the proposal, their vote with respect to the proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. This will be true even for a routine matter, such as Proposal 4 (the approval of the appointment of our independent registered public accounting firm and authorization of our audit committee to fix such accounting firm’s compensation), as your broker will not be permitted to vote your shares in their discretion on any proposal at the meeting. For all proposals, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on June 7, 2023, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of Meeting and the proxy card will be mailed to you by AST. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a streets shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Executive Officer at ihadar@painreform.com or PainReform Ltd., 65 Yigal Alon St. Tel Aviv, 6744431, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on June 7, 2023.

Position Statement

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, 1999, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross. (Attention: Ronen Kantor, Adv) located at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the Meeting (i.e. May 29, 2023). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. June 7, 2023).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.   We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Annual Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.painreform.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1-3:

RE-ELECTION OF DIRECTORS

Background

At the Meeting, three directors are proposed to be re-elected. Each of the re-elected directors will hold office until the next annual general meeting of shareholders, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the Meeting, the current directors shall continue to hold office. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Prof. Eli Hazum, Dr. Ehud Geller and Efi Cohen-Arazi has indicated to the Company his availability for re-election and has declared that: (i) he has the required qualifications and ability to devote the time required for its service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations can be found in the Company’s offices.

The three proposed nominees to serve as directors together with the two external directors will constitute the Board of Directors.

The nominees to serve on the Company’s Board of Directors are presented below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Prof. Eli Hazum served as our acting Chief Executive Officer from 2012 to November 2020 and our Chief Technology Officer since April 2018 and a director of our company since December 2019. He has been a partner and CSO of Medica Venture Partners since 1995. Prior to joining Medica, Prof. Hazum spent five years at Glaxo Inc. as Head of the Department of Receptor Research and Metabolic Diseases and as a member of the Corporate Committee for New Technology Identification in osteoporosis, worldwide. Mr. Hazum received his Ph.D. degree in the field of hormone biochemistry from the Weizmann Institute of Science, BSc and MSc degrees in Chemistry from Tel Aviv University and an executive MBA degree from Humberside University in the UK. Mr. Hazum devotes 60% of his time to the company.

Dr. Ehud Geller has been the Chairman of our Board of Directors since November 2008. Since 1995, he has been the General Partner of Medica Venture Partners.  Between 1979 and 1985, Dr. Geller was President of the Pharmaceutical Division of Teva Pharmaceutical Industries (NYSE:TEVA) and Executive VP of the Teva Group. At Teva, he led the acquisition of Ikapharm Ltd. He served as the President and CEO of Interpharm Laboratories, Ltd. from 1985 to 1990. During these years he also served as head of the Israeli Pharmaceutical Manufacturers Association and as a Board Member on the Tel Aviv Stock Exchange (TASE). Dr. Geller has a B.Sc. degree in Chemical Engineering, an MBA degree from Columbia University/Drexel Institute and a Ph.D. degree in pharmaceutical/chemical engineering from Drexel Institute, Philadelphia. Since 1995, he has been the General Partner of Medica Venture Partners.  Mr. Geller was selected to serve on the board of directors as Chairman due to his significant experience leading and growing companies in the pharmaceutical industry and his significant leadership experience. His experience leading the company’s management and the depth of his knowledge of our business enable him to provide valuable leadership on complex business matters that we face on an ongoing basis.

Efi Cohen-Arazi was the Co-Founder & CEO of Rainbow Medical, Israel’s leading medical device innovation house since 2008. From 2004 to 2006 Mr. Cohen Arazi served as the CEO and Co-Founder of IntecPharma Ltd. and as Chairman of CollPlant Ltd. since 2006. Mr. Cohen Arazi served as a board director for numerous biotech/medtech companies since 2005. Mr. Cohen-Arazi was the Senior VP Head of Operations at Immunex Corporation in Seattle, Washington until 2002 when it was acquired by Amgen where he served as VP and General Manager of the TO site in California. Mr. Cohen Arazi served at Merck-Serono Group in Switzerland and Israel between 1988 and 2000. Mr. Cohen-Arazi graduated summa cum laude with a M.Sc. degree from the Hebrew University of Jerusalem, Israel.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our Board of Directors as of the date of this Proxy Statement.

Board Diversity Matrix (As of May 3, 2023)

Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	-	-
Part II: Demographic Background
African American or Black	-	-	-	-
Alaskan Native or Native American	-	-	-	-
Asian	-	-	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	1	4	-	-
Two or More Races or Ethnicities	-	-	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

Our Board Diversity Matrix as of November 25, 2022 can be found in the proxy statement for our 2022 Annual Meeting of Shareholders, filed with the SEC on November 25, 2022.

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that the re-election of Prof. Eli Hazum to the Company’s Board of Directors, to serve until our next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

“RESOLVED, that the re-election of Dr. Ehud Geller to the Company’s Board of Directors, to serve until our next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

“RESOLVED, that the re-election of Mr. Efi Cohen-Arazi to the Company’s Board of Directors, to serve until our next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

Board Recommendation

The Board of Directors recommends a vote “FOR” the re-election of the foregoing director nominees.

PROPOSALS 4-6:

GRANT OF OPTIONS TO NON-EXTERNAL DIRECTORS

Background

On March 13, 2023, our Compensation Committee and Board of Directors approved the grant, subject to shareholder approval, of options to all serving directors who are not external directors.

Each non-external director, Ehud Geller, Efi Cohen-Arazi and Eli Hazum, shall be entitled, subject to shareholder approval, to 180,000 options to purchase 180,000 ordinary shares of the Company. The options will be issued under the following terms: (i) 90,000 options shall be immediately exercisable (fully vested) upon the approval of the relevant shareholders meeting, and 90,000 options shall vest over a three (3) year’s period on a quarterly basis, and (ii) the exercise price shall be equal to the average share price of the Company’s shares in the thirty (30) trading days prior to the date of Board of Directors approval.

Proposed Resolution

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, to grant an aggregate number of 180,000 options to purchase 180,000 ordinary shares to each of Ehud Geller, Efi Cohen-Arazi and Eli Hazum, upon the terms described above.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 7:

COMPENSATION ADJUSTMENT TO THE CEO OF THE COMPANY

Background

Our Compensation Committee and Board of Directors approved a certain adjustment of the compensation terms and conditions of Ilan Hadar, the CEO of the Company (the “Officer”), so that (a) the salary of the Officer shall be increased by 6% (reflecting an adjustment to reflect the cost of living increase) from the salary for the month of March 2023, and (b) the Officer shall be entitled to receive a bonus equal to (1) monthly salary (pre cost of living increase) (collectively, the “Officer’s Compensation Adjustment”).

The Board of Directors approved to bring the approval of the Officer’s Compensation Adjustment for Ilan Hadar, the CEO of the Company, to the shareholders of the Company.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Officer’s Compensation Adjustment for Ilan Hadar, the CEO of the Company.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Officer’s Compensation Adjustment to our CEO, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the Officer’s Compensation Adjustment to the CEO. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than PainReform Ltd., that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 8:

PROPOSAL TO INCREASE AUTHORIZED SHARE CAPITAL

Background

Our authorized share capital is NIS 800,000 divided into 26,666,667 shares, par value NIS 0.03 each. As of April 28, 2023, there are 10,721,131 ordinary shares issued and outstanding, and 5,797,411 ordinary shares reserved for future issuance under outstanding options and warrants and our equity incentive plans, of which 679,518 ordinary shares remain available for future option grants or share awards.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital for the upcoming years and in order that the increase in authorized share capital would allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes.

The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares.

Increase in our Authorized Share Capital

 We intend to increase our authorized share capital by an additional 23,333,333 ordinary shares, such that following the increase, our authorized share capital will consist of NIS 1,500,000 divided into 50,000,000 ordinary shares, par value NIS 0.03 each, without giving effect to the reverse share split described in Proposal 9. If Proposals 8 and 9 are both passed and the reverse share split is effected, then our increased authorized share capital shall decrease in proportion to the ratio of the reverse share split adopted by the board. The passing of Proposal 8 is not subject to the approval of Proposal 9.

After the increase, all ordinary shares issuable from our authorized share capital would have the same voting rights and rights to any dividends or other distributions by us as the ordinary shares currently issuable from our share capital.

Approval of Amendment of our Articles of Association

We are proposing to amend Article 4 of our Articles of Association as follows (deletions are struck through and additions are underlined):

“4. The registered share capital of the Company is NIS 1,500,000 divided into 50,000,000 ordinary shares with NIS 0.03 nominal value each (hereinafter: “Ordinary Share”).”

Proposed Resolution

    We are proposing adoption by our shareholders of the following resolution at the annual meeting:

    “RESOLVED, that the increase to the Company’s authorized share capital by 23,333,333 shares, such that following the increase, the authorized share capital will consist of NIS 1,500,000 divided into 50,000,000 ordinary shares, par value NIS 0.03 each, without giving effect to the reverse share split described in Proposal 9. If Proposals 8 and 9 are both passed and the reverse share split is effected, then our increased authorized share capital shall decrease in proportion to the ratio of the reverse share split adopted by the board. The passing of Proposal 8 is not subject to the approval of Proposal 9.

Required Vote

  Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

  The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 9:

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S SHARE CAPITAL AND
AN AMENDMENT OF THE ARTICLES OF ASSOCIATION ACCORDINGLY

Background

On August 16, 2022, we received a notification from the Nasdaq Listing Qualifications (the “Staff”) that we are not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share, and that we had 180 calendar days from August 16, 2022, or until February 6, 2023, to regain compliance with the minimum bid price requirement.

On February 7, 2023, Nasdaq notified us that we were eligible for a second 180-day compliance period. If at anytime before August 7, 2023, the bid price of our ordinary shares closes at or above $1 per share for a minimum of 10 consecutive trading days, we will regain compliance with the listing standards of Nasdaq. If we fail to regain compliance by August 7, 2023, our ordinary shares will be subject to delisting.

We believe that the continued listing of our ordinary shares on the Nasdaq Capital Market will enable us to have better access to the public capital markets while providing for greater liquidity for our shareholders. In addition, we believe that the reverse share split is advisable in order to make our ordinary shares more attractive to a broader range of investors and the general public. Our Board of Directors believes that the anticipated increased price resulting from the reverse share split may generate additional interest and trading in our ordinary shares. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Furthermore, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the share price than commissions on higher-priced stocks, the current average price per share of ordinary shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

We are therefore seeking approval of the shareholders to effect a reverse share split of our outstanding ordinary shares at a ratio of 1-to-10 (the “Reverse Split”), and to amend our Articles of Association to effect such Reverse Split. If the Reverse Split is approved by our shareholders, then the Board of Directors implement the Reverse Split at a ratio of 1-to-10 and issue a press release announcing the effective date of the Reverse Split and will amend our Articles of Association to effect such Reverse Split. The Company is required to give notice to Nasdaq at least 15 calendar days prior to the record date of a Reverse Split.

If the Reverse Split is implemented, the number of authorized shares as well as the issued and outstanding ordinary shares would be reduced in a ratio of 1-to-10, so that each ten (10) ordinary shares of the Company, nominal value NIS 0.03 each shall be recapitalized into one (1) ordinary share of the Company, nominal value NIS 0.3 each.

In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants will be adjusted pursuant to the terms of the respective warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of ordinary shares issuable pursuant to the 2019 PainReform Option Plan, as well as the number of shares and exercise prices subject to outstanding options under the plans and the number of shares subject to outstanding RSUs under the plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split.  Instead, all fractional shares will be rounded up to the nearest whole ordinary share.

In the event that the Company’s shareholders do not approve the Reverse Split and the proposed amendments to the Company’s Articles of Association and the Company does not otherwise regain compliance with the minimum bid price requirements in the requisite time period, the Company’s ordinary shares will likely be delisted from trading on the Nasdaq Capital Market. Delisting could also negatively impact the Company’s ability to secure additional financing.  Accordingly, the Board of Directors recommends that the shareholders vote to approve the Reverse Split as described above on a date to be determined by our Board of Directors and announced by the Company and authorize the Company to amend the Articles of Association accordingly.

Implementation of Reverse Split

If our shareholders approve the Reverse Split,  the number of authorized shares as well as the issued and outstanding ordinary shares would be reduced in a ratio of 1-to-10, so that each ten (10) ordinary shares of the Company, nominal value NIS 0.03 each shall be recapitalized into one (1) ordinary share of the Company, nominal value NIS 0.3 each. In addition, the number of authorized ordinary shares that the Company may issue will be reclassified, and proportionately decreased in accordance with the Reverse Split ratio, so that following the Reverse Split, our authorized share capital which was 26,666,667 ordinary shares, nominal value NIS 0.03 each, shall be 2,666,667 ordinary shares, nominal value NIS 0.3 each.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names.  Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split.  Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of ordinary shares hold their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of their ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split ordinary shares, subject to adjustment for treatment of fractional shares.

Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect our price following the proposed Reverse Split, including the status of the market for our ordinary shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the Reverse Split. If the market price of our ordinary shares declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the split will be lower than before the split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Certain Material U.S. Federal Income Tax Consequences

The following is a summary of  certain material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below) of our ordinary shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties and does not address the tax treatment of any fractional shares that may result from the Reverse Split. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as (i) persons who are not U.S. Holders; (ii) banks, insurance companies, or other financial institutions; (iii) regulated investment companies; (iv) tax-qualified retirement plans; (v) dealers in securities and foreign currencies; (vi) persons whose functional currency is not the U.S. dollar; (vii) traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; (viii) persons deemed to sell our ordinary shares under the constructive sale provisions of the Code; (ix) persons that acquired our ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; (x) persons that hold our ordinary shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; (xi) persons that own, directly, indirectly or constructively, at any time, ordinary shares representing 5% or more of our voting power or value; (xii) certain former citizens or long-term residents of the United States; and (xiii) tax-exempt entities or governmental organizations.

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect.  This summary also assumes that the ordinary shares prior to the Reverse Split (the “Old Shares”) were, and the ordinary shares after the Reverse Split (the” New Shares”) will be, held as a “capital asset,” as defined within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. Each shareholder is urged to consult with such shareholder's own tax advisor with respect to the tax consequences of the Reverse Split.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split.

We have not sought and will not seek any ruling from the Internal Revenue Service (“IRS”), or an opinion from counsel, with respect to the U.S. federal income tax consequences of the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the IRS or the courts.  Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

The Reverse Split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Therefore, subject to the discussion regarding passive foreign investment company (“PFIC”) status below, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split.  The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. U.S. holders that hold ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular ordinary shares they hold after the Reverse Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Split.

We believe that we were not a PFIC for U.S. federal income tax purposes for our 2022 taxable year.  Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2023 taxable year until after the close of the year. If we are treated as a PFIC with respect to a U.S. Holder for the 2023 taxable year and Section 1291(f) applies to the U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split, the U.S. Holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code.   U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules to the Reverse Split.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences of the Reverse Split is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended (the “Ordinance”), and the policy of the Israel Tax Authority (“ITA”) as currently in effect and is for general information only. The Ordinance and ITA policy are subject to change retroactively as well as prospectively. This summary does not purport to be a complete discussion of all the possible Israeli income tax consequences and is included for general information only.  Further, it does not address the tax treatment of any fractional shares that may result from the Reverse Split. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them of the Reverse Split.

Generally, a reverse share split could be viewed for Israeli tax purposes as a sale of the ordinary shares held by each shareholder prior to the Reverse Split (the “Old Shares”), with the consideration being the new ordinary shares received in the Reverse Split (the “New Shares”). Such sale (or deemed sale) of ordinary shares will generally be viewed as a capital gain taxable event for Israeli tax purposes and will result in the recognition of capital gain or capital loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation that exists between the State of Israel and the country of residence of the shareholder.

However, Income Tax Ruling 15/07 issued by the ITA provides that if certain requirements are met, a reverse split would not be viewed as a capital gain taxable event and the aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split will be the same as the shareholder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The shareholder’s holding period for the New Shares will include the period during which the shareholder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split.  The requirements of the foregoing ruling are as follows: the Reverse Split shall apply the same conversion ratio for all Company shares and all of the Company’s shareholders; there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the Reverse Split; the Reverse Split shall not include any consideration, compensation or other economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the Company; the economic value of all of the issued shares shall not be affected by the Reverse Split; and the Reverse Split will not effect any change other than the number of issued shares.  We believe that the Reverse Split meet the requirements of the foregoing ruling and accordingly, that the Reverse Split would not be viewed as a capital gain taxable event and the aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split will be the same as the shareholder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The shareholder’s holding period for the New Shares will include the period during which the shareholder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the ITA or the courts.  Accordingly, each shareholder should consult with his, her or its own tax advisor with respect to all of the potential Israeli tax consequences to such shareholder of the Reverse Split.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER.  ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

Approval of Amendment of our Articles of Association

We are proposing to amend Article 4 of our Articles of Association as follows without giving effect to the increase in authorized share capital under Proposal 8:

“4. The registered share capital of the Company is NIS 1,500,000 divided into 50,000,000 ordinary shares with NIS 0.03 nominal value each (hereinafter: “Ordinary Share”).”

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a reverse share split of the Company’s ordinary shares at a ratio of 1-to-10, and to amend the Company’s Articles of Association accordingly.”

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 10:

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND
AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THEIR COMPENSATION

Background

It is proposed to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited as the Company’s independent auditors  for the fiscal year ending December 31, 2023, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

Year Ended December 31,
2022
Services Rendered	(USD in thousands)
Audit (1)	$107
Audit related services (2)	5
Tax	-
All other fees	-
Total	112

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)
Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the reappointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2023, be, and the same hereby is, approved, and that the Company’s Board of Directors be, and the same hereby is, authorized, subject to the approval of the Audit Committee, to determine their fees, as presented to the shareholders, be and the same hereby are, approved.”

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

Our Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, our audited financial statements for the year ended December 31, 2022. This item will not involve a shareholder vote.

Our audited financial statements for the year ended December 31, 2022, which form part of our annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023, are available for viewing via the SEC’s website at www.sec.gov as well as under the Investors section of our website at https://painreform.com/investors/. Shareholders may receive a hard copy of the annual report on Form 20-F containing the audited financial statements free of charge upon request. None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the annual meeting, but, if any other matters are properly presented at the annual meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors /s/ Ilan Hadar Ilan Hadar, Chief Executive Officer May 4, 2023